SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Genco Shipping & Trading Ltd.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

Y2685T107
(CUSIP Number)

David Metzman, Esq.

c/o Aurelius Capital Management, LP

535 Madison Avenue, 22nd Floor

New York, New York 10022

(646) 445-6590

with a copy to:

Jason Kaplan, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T107	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Aurelius Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,016 shares of Common Stock issuable upon exercise of warrants
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,016 shares of Common Stock issuable upon exercise of warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 145,016 shares of Common Stock issuable upon exercise of warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T107	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Aurelius Capital International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 200,140 shares of Common Stock issuable upon exercise of warrants
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200,140 shares of Common Stock issuable upon exercise of warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 200,140 shares of Common Stock issuable upon exercise of warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T107	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Aurelius Convergence Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,734 shares of Common Stock issuable upon exercise of warrants
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,734 shares of Common Stock issuable upon exercise of warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 44,734 shares of Common Stock issuable upon exercise of warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T107	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Aurelius Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,890 shares of Common Stock issuable upon exercise of warrants
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,890 shares of Common Stock issuable upon exercise of warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 389,890 shares of Common Stock issuable upon exercise of warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T107	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS Aurelius Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,016 shares of Common Stock issuable upon exercise of warrants
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,016 shares of Common Stock issuable upon exercise of warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 145,016 shares of Common Stock issuable upon exercise of warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Y2685T107	SCHEDULE 13D/A	Page 7 of 9 Pages

1	NAME OF REPORTING PERSONS Mark D. Brodsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,890 shares of Common Stock issuable upon exercise of warrants
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,890 shares of Common Stock issuable upon exercise of warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 389,890 shares of Common Stock issuable upon exercise of warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y2685T107	SCHEDULE 13D/A	Page 8 of 9 Pages

This Amendment No. 1 amends the statement on Schedule 13D filed on May 5, 2014 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the common stock, $0.01 par value (the "Common Stock"), of Genco Shipping & Trading Ltd., a Marshall Islands company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. This Amendment amends Items 4 and 5 as set forth below. This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 2, 2014, the United States Bankruptcy Court for the Southern District of New York entered an order confirming the First Amended Prepackaged Plan of Reorganization of the Issuer and certain of its subsidiaries (the "Debtors") Pursuant to Chapter 11 of the United States Code (the “Plan”). On July 9, 2014 (the “Effective Date”), the Debtors completed their financial restructuring and emerged from Chapter 11 through a series of transactions contemplated by the Plan, and the Plan became effective pursuant to its terms. The Plan provided for the cancellation of the Common Stock as of the Effective Date, with the holders thereof receiving warrants (the "New Genco Equity Warrants") to acquire shares of common stock authorized under the articles of incorporation of the reorganized Issuer (the "New Genco Common Stock"). On July 11, 2014, the Reporting Persons received 389,890 New Genco Equity Warrants in exchange for the 4,400,491 shares of Common Stock held by the Reporting Persons prior to the Effective Date.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference. The percentage amounts set forth in Row 13 for all cover pages filed herewith are calculated based upon 61,700,000 shares of Common Stock outstanding as of the Effective Date, as reported in the Issuer's Current Report on Form 8-K filed on July 7, 2014.

(c) Except as set forth in Item 4, the Reporting Persons have not effected any transactions in the Common Stock in the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) July 11, 2014.

CUSIP No. Y2685T107	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 22, 2014

AURELIUS CAPITAL PARTNERS, LP By: Aurelius Capital GP, LLC, its General Partner By: /s/ Dan Gropper Name: Dan Gropper Title: Managing Director	AURELIUS CAPITAL INTERNATIONAL, LTD. By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity By: /s/ Dan Gropper Name: Dan Gropper Title: Managing Director
AURELIUS CONVERGENCE FUND, LTD. By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity By: /s/ Dan Gropper Name: Dan Gropper Title: Managing Director	AURELIUS CAPITAL MANAGEMENT, LP By: /s/ Dan Gropper Name: Dan Gropper Title: Managing Director
AURELIUS CAPITAL GP, LLC By: /s/ Dan Gropper Name: Dan Gropper Title: Managing Director	/s/ Mark D. Brodsky MARK D. BRODSKY